EXHIBIT 99.1

Brookfield Renewable Announces Record Third Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and nine months ended September 30, 2021.

“We generated record third quarter FFO, and executed on several growth opportunities that demonstrate the value of our global platform, deploying capital across multiple technologies and jurisdictions, enhancing our position as a leading diversified clean energy business," said Connor Teskey, CEO of Brookfield Renewable. “As decarbonization of the global economy continues to move to the forefront, we are well positioned to capture the growing opportunity while earning strong returns for our investors.”

Financial Results

Millions (except per unit or otherwise noted)	For the three months ended September 30		For the nine months ended September 30
Unaudited	2021	2020	2021	2020
Total generation (GWh)
– Long-term average generation	13,776	13,446	43,967	43,124
– Actual generation	13,533	12,007	42,044	39,535
Brookfield Renewable Partner's share (GWh)
– Long-term average generation	6,697	6,618	22,655	20,644
– Actual generation	6,125	5,753	20,513	19,469
Net loss attributable to Unitholders	$(115)	$(162)	$(311)	$(184)
Per LP unit(1)	(0.21)	(0.29)	(0.58)	(0.39)
Funds From Operations (FFO)(2)	210	157	720	606
Per Unit(2)(3)	0.33	0.25	1.12	1.01
Normalized Funds From Operations (FFO)(2)(4)	231	197	828	640
Per Unit(2)(3)(4)	0.36	0.31	1.28	1.07

(1)	For the three and nine months ended September 30, 2021, average LP units totaled 274.9 million and 274.9 million, respectively (2020: 272.6 million and 269.9 million, respectively).
(2)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	Average Units outstanding for the three and nine months ended September 30, 2021 were 645.6 million and 645.6 million, respectively (2020: 624.6 million and 597.5 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding at September 30, 2021 were 645.7 million (2020: 645.5 million).
(4)	Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates. For the three and nine months ended September 30, 2021, the change related to long-term average generation totaled $21 million and $118 million, respectively (2020: $40 million and $34 million, respectively) and the change related to foreign currency totaled nil and $(10) million, respectively.

Brookfield Renewable reported FFO of $210 million or $0.33 per Unit for the three months ended September 30, 2021, a 32% increase from prior year. After deducting depreciation and one-time non-cash deferred tax charges, our Net loss attributable to Unitholders for the three months ended September 30, 2021 was $115 million or $0.21 per LP unit.

Highlights

  Generated funds from operations (FFO) of $210 million, or $0.33 per unit, a 32% increase over the same period in the prior year as our assets continue to perform well with high levels of asset availability and new acquisitions;

  Agreed 19 power purchase agreements for approximately 1,300 gigawatt hours (GWh) of renewable generation with corporate off-takers across major industries;

  Progressed approximately 8,000 megawatts of development projects through construction and advanced stage permitting. We also added approximately 5,000 megawatts to our global development pipeline, which is now approximately 36,000 megawatts;

  Invested or agreed to invest approximately $2.4 billion ($600 million net to Brookfield Renewable) of equity across a range of transactions year-to-date; and

  Maintained a robust balance sheet with over $3.3 billion of available liquidity and no meaningful near-term maturities.

Update on Growth Initiatives

We continue to grow our leading distributed generation business both in the U.S. and globally, positioning us as a partner of choice to companies and other institutions by providing a ‘one-stop’ solution for onsite and offsite energy generation, storage, and efficiency services.

In the U.S., we have grown our distributed generation business by almost five times since the beginning of the year to 3,600 megawatts of operating and development assets. We accomplished this through a combination of acquisitions, both larger scale platforms and smaller tuck-ins, and organic initiatives such as channel partnerships, joint development agreements and our recently announced cooperation agreement with Trane Technologies. Recently, in Europe and Latin America, we agreed to acquire interests in portfolios of an aggregate 785 megawatts of operating and development assets, for a total investment of approximately $250 million ($60 million net to Brookfield Renewable). In China, our rooftop solar joint venture with a local partner has continued its strong growth momentum and is expected to have 400 megawatts of operating assets by the end of 2021 and a further development pipeline of over one gigawatt in the region.

As one of the only globally diversified distributed generation platforms, we believe we are uniquely positioned to leverage our customer relationships and economies of scale on a global basis to maximize each of our regional businesses and continue our current track record of substantial growth.

In addition, we signed an agreement to acquire three late-stage solar development projects in the U.S. which have a total installed capacity of 475 megawatts. We will be closing each of the projects once they have been significantly de-risked, which is expected over the next 12 to 24 months. Concurrently, we are progressing PPA discussions with a large corporate buyer of renewable power to fully contract the generation. The projects are expected to be commissioned by 2024. We expect to invest $135 million (~$35 million net to Brookfield Renewable).

We are in the early stages of seeing meaningful growth in emerging technologies. One that we are following very closely is green hydrogen. Green hydrogen plays to the strengths that have defined our business for decades: knowledge of global power markets, clean energy expertise, large scale capital, and best-in-class operating and development capabilities.

Although still in its relative infancy, the potential market for green hydrogen is significant due to its storage capabilities and ability to address harder-to-abate emissions coming from heavy duty and industrial sectors, such as long-haul transport and steel production. And while green hydrogen is not yet economic on a widespread basis, we are increasingly seeing specific opportunities to invest at attractive risk-adjusted returns.

We are currently advancing almost one gigawatt of green hydrogen opportunities, positioning us well to be a first mover so that we can invest in scale as the cost curve continues to come down and the technology is adopted more broadly. In addition to our agreement to fully energize a hydrogen company's planned green hydrogen production plant in Pennsylvania – one of the first industrial-scale facilities in North America, we are also progressing one of Canada’s largest green hydrogen projects, providing green hydrogen to a pipeline operator as the offtaker for injection into its natural gas network in Quebec, with construction targeted to start next year.

Results from Operations

In the third quarter, we generated FFO of $210 million, or $0.33 per unit, a 32% year-over-year increase as our business benefited from recent acquisitions and strong asset availability.

Globally, we are seeing elevated power prices as economies around the world ramp back up. Our business is well positioned in this environment. Although our portfolio is almost entirely contracted, we have been able to benefit across our hydroelectric and storage business given the ability of these facilities to provide dispatchable carbon-free baseload generation. For instance, in the U.K., where below-average wind resource and elevated natural gas prices drove higher and more volatile power prices, our pumped hydro facility delivered record results during the quarter as we sold critical balancing and stabilizing services to the grid.

In Brazil, where the country continues to deal with historically dry conditions, our production is well matched to our delivery obligations, but we are opportunistically leveraging government power procurement opportunities to recontract our assets to take advantage of the high-price environment. More broadly, across our global portfolio, we have taken advantage of the strong pricing environment to both lock-in attractive all-in-pricing for our hydro facilities that are available for re-contracting, as well as secure attractive long-term PPAs for new wind and solar development projects.

During the quarter, our hydroelectric segment delivered FFO of $142 million with favorable generation in the U.S. and Colombia offset by below average generation in Brazil and Canada. The portfolio continues to exhibit strong resilient cash flows given the increasingly diversified asset base and high asset availability.

Our wind and solar segments generated a combined $130 million of FFO. We continue to generate stable revenues from these assets and benefit from the growth in the business and highly contracted nature of the cash flows with long-duration power purchase agreements.

Our energy transition segment generated $48 million of FFO during the quarter as our portfolio continues to grow while we assist our commercial and industrial partners achieve their decarbonization goals and become their partner of choice for energy transition solutions.

Despite widespread challenges to global supply chains, we are making good progress executing on our approximately 7,000 megawatt construction pipeline. In the U.S., our wind repowering projects are progressing well. At our New York project, over half of the new turbines are operating and we expect to complete the remainder by the end of the year. At our Shepherds Flat project in Oregon, the repowering equipment is on-site, and we have begun replacing the turbines in-line with our plan to deliver the project by the end of next year. In Brazil, we delivered our 360-megawatt Alex solar project ahead of schedule and construction is progressing on our 1,200-megawatt Janaúba solar project. We expect to start construction on our 270-megawatt Serido wind project in the first half of 2022. Finally, in Poland, following the award of the inflation-linked 25-year contract for 1.4 gigawatts of offshore wind capacity, we are finalizing the environmental permits and have begun to procure turbines. These opportunities represent only a subset of the organic growth initiatives that we expect to execute in the coming years.

Balance Sheet and Liquidity

Our financial position continues to be strong. We have approximately $3.3 billion of available liquidity, our investment grade balance sheet has no meaningful near-term maturities, and approximately 90% of our financings are non-recourse to Brookfield Renewable.

During the quarter, we continued to take advantage of low interest rates and executed on $1.9 billion of investment grade financings and other financings across the business. We also continued to execute on several initiatives to further bolster our liquidity and support growth. Recently, we raised ~$700 million (~$250 million net to Brookfield Renewable) of proceeds from strategic upfinancing and capital recycling initiatives, including agreeing to the sale of our Mexican assets developed by X-Elio, our global solar developer, for ~$400 million (~$50 million net to Brookfield Renewable) more than doubling our invested capital over our two-year holding period.

Looking forward, we expect to continue to generate meaningful proceeds from these initiatives as the market for de-risked renewables continues to be strong and the positive price environment and increasing demand for clean baseload power has created significant contracting and financing capacity within our hydro fleet. With a robust pipeline of capital deployment opportunities, we remain committed to a growth plan that is not reliant on equity funding.

Distribution Declaration

The next quarterly distribution in the amount of $0.30375 per LP unit, is payable on December 31, 2021 to unitholders of record as at the close of business on November 30, 2021. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.30375 per share, also payable on December 31, 2021 to shareholders of record as at the close of business on November 30, 2021. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 21,000 megawatts of installed capacity and an approximately 36,000-megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $650 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Kerrie McHugh	Robin Kooyman
Senior Vice President – Corporate Communications	Senior Vice President – Investor Relations
(212) 618-3469	(416) 649-8172
Kerrie.mchugh@brookfield.com	robin.kooyman@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Third Quarter 2021 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on November 5, 2021 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/6tzxt5r7 or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 9977936. A recording of the teleconference can be accessed through November 12, 2021 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 9977936.

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	September 30		December 31
	2021		2020
Assets
Cash and cash equivalents		$537		$431
Trade receivables and other financial assets		2,088		1,661
Equity-accounted investments		952		971
Property, plant and equipment, at fair value		44,031		44,590
Goodwill		977		970
Deferred income tax and other assets		1,302		1,099
Total Assets		$49,887		$49,722

Liabilities
Corporate borrowings		$2,792		$2,135
Borrowings which have recourse only to assets they finance		17,498		15,947
Accounts payable and other liabilities		3,980		4,358
Deferred income tax liabilities		5,350		5,515

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$10,942		$11,100
General partnership interest in a holding subsidiary held by Brookfield	46		56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,257		2,721
BEPC exchangeable shares	1,999		2,408
Preferred equity	610		609
Perpetual subordinated notes	340		—
Preferred limited partners' equity	881		1,028
Limited partners' equity	3,192	20,267	3,845	21,767
Total Liabilities and Equity		$49,887		$49,722

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended September 30		For the nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Revenues	$966	$867	$3,005	$2,858
Other income	42	12	247	51
Direct operating costs	(292)	(281)	(990)	(917)
Management service costs	(71)	(65)	(224)	(151)
Interest expense	(247)	(233)	(726)	(733)
Share of earnings (losses) from equity-accounted investments	(4)	(5)	3	(4)
Foreign exchange and financial instrument gain	21	38	22	12
Depreciation	(373)	(369)	(1,120)	(1,030)
Other	(53)	(110)	(188)	(125)
Income tax recovery (expense)
Current	(22)	(13)	(60)	(29)
Deferred	(121)	40	(68)	28
Net loss	$(154)	$(119)	$(99)	$(40)
Net loss attributable to preferred equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$39	$(43)	$(212)	$(144)
Net loss attributable to Unitholders	(115)	(162)	(311)	(184)
Basic and diluted loss per LP unit	$(0.21)	$(0.29)	$(0.58)	$(0.39)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2021	2020	2021	2020
Operating activities
Net loss	$(154)	$(119)	$(99)	$(40)
Adjustments for the following non-cash items:
Depreciation	373	369	1,120	1,030
Unrealized foreign exchange and financial instrument loss	(9)	(40)	22	(15)
Share of loss (earnings) from equity-accounted investments	4	5	(3)	4
Deferred income tax expense (recovery)	121	(40)	68	(28)
Other non-cash items	10	99	(110)	140
	345	274	998	1,091
Net change in working capital and other	(117)	(90)	(526)	(74)
	228	184	472	1,017
Financing activities
Net corporate borrowings	—	16	—	266
Corporate credit facilities, net	150	—	150	(299)
Non-recourse borrowings, commercial paper, and related party borrowings, net	262	247	1,496	380
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	(137)	60	658	10
Issuance of equity instruments and related costs	—	(21)	340	174
Redemption of Preferred LP Units	(153)	—	(153)	—
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(223)	(105)	(645)	(425)
To unitholders of Brookfield Renewable or BRELP	(213)	(202)	(642)	(567)
	(314)	(5)	1,204	(461)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(1,426)	(105)
Investment in property, plant and equipment	(298)	(113)	(831)	(257)
Disposal of subsidiaries, associates and other securities, net	435	21	833	35
Restricted cash and other	(48)	(91)	(126)	(78)
	89	(183)	(1,550)	(405)
Foreign exchange gain (loss) on cash	(10)	—	(16)	(10)
Cash and cash equivalents
Increase (decrease)	(7)	(4)	110	141
Net change in cash classified within assets held for sale	14	(3)	(4)	(11)
Balance, beginning of period	530	489	431	352
Balance, end of period	$537	$482	$537	$482

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,333	2,151	2,441	2,441	$172	$160	$108	$95	$71	$60	$10	$(18)
Brazil	552	663	1,011	1,011	34	36	48	32	43	24	19	4
Colombia	1,045	792	858	843	54	49	40	32	28	23	(19)	15
	3,930	3,606	4,310	4,295	260	245	196	159	142	107	10	1
Wind
North America	797	832	975	1,008	64	57	64	45	48	24	(38)	(23)
Europe	168	209	174	217	18	27	17	19	11	13	(4)	(20)
Brazil	194	199	208	208	10	10	9	9	7	7	2	5
Asia	107	105	121	121	8	7	5	6	3	6	1	4
	1,266	1,345	1,478	1,554	100	101	95	79	69	50	(39)	(34)
Solar	556	512	651	592	101	90	91	79	61	51	18	(3)
Energy transition(1)	373	290	258	177	87	46	58	37	48	33	13	6
Corporate	—	—	—	—	—	—	6	17	(110)	(84)	(117)	(132)
Total	6,125	5,753	6,697	6,618	$548	$482	$446	$371	$210	$157	$(115)	$(162)

(1) Actual generation includes 157 GWh (2020: 136 GWh) from facilities that do not have a corresponding LTA.

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	7,911	9,349	9,254	9,254	$567	$642	$377	$457	$265	$352	$(2)	$64
Brazil	2,816	2,814	2,997	2,997	131	136	129	114	113	94	46	38
Colombia	2,850	2,033	2,551	2,511	160	154	117	93	88	67	23	49
	13,577	14,196	14,802	14,762	858	932	623	664	466	513	67	151
Wind
North America	2,965	2,428	3,856	2,890	272	173	224	138	164	85	(94)	(40)
Europe	767	569	826	645	90	64	151	45	134	34	37	(40)
Brazil	461	411	502	502	24	21	19	18	13	13	—	1
Asia	348	305	338	339	24	20	17	17	11	13	3	5
	4,541	3,713	5,522	4,376	410	278	411	218	322	145	(54)	(74)
Solar	1,421	980	1,635	1,172	280	168	231	148	144	88	9	(24)
Energy transition(1)	974	580	696	334	235	115	162	92	125	77	30	22
Corporate	—	—	—	—	—	—	18	36	(337)	(217)	(363)	(259)
Total	20,513	19,469	22,655	20,644	$1,783	$1,493	$1,445	$1,158	$720	$606	$(311)	$(184)

(1) Actual generation includes 352 GWh (2020: 278 GWh) from facilities that do not have a corresponding LTA.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations and reconciled to Proportionate Adjusted EBITDA for the three and nine months ended September 30:

	For the three months ended September 30		For the nine months ended September 30
UNAUDITED (MILLIONS)	2021	2020	2021	2020
Net income (loss) attributable to:
Limited partners' equity	$(58)	$(92)	$(159)	$(123)
General partnership interest in a holding subsidiary held by Brookfield	19	15	58	46
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(40)	(67)	(111)	(89)
Class A shares of Brookfield Renewable Corporation	(36)	(18)	(99)	(18)
Net income (loss) attributable to Unitholders	$(115)	$(162)	$(311)	$(184)
Adjusted for proportionate share of:
Depreciation	223	210	706	540
Foreign exchange and financial instruments gain	(2)	33	65	68
Deferred income tax expense (recovery)	7	(39)	(52)	(30)
Other	97	115	312	212
Funds From Operations	$210	$157	$720	$606
Normalized long-term average generation adjustment	21	40	118	34
Normalized foreign currency adjustment	—	—	(10)	—
Normalized Funds From Operations	$231	$197	$828	$640
Normalized Funds From Operations Adjustments	(21)	(40)	(108)	(34)
Distributions attributable to:
Preferred limited partners' equity	14	14	43	40
Preferred equity	6	6	19	19
Perpetual subordinated notes	4	—	7	—
Current income taxes	11	6	25	14
Interest expense	130	129	407	347
Management service costs	71	59	224	132
Proportionate Adjusted EBITDA	446	371	1,445	1,158
Attributable to non-controlling interests	305	240	919	887
Consolidated Adjusted EBITDA	$751	$611	$2,364	$2,045

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Basic income per LP unit is reconciled to FFO per Unit for the three and nine months ended September 30:

	For the three months ended September 30		For the nine months ended September 30
	2021	2020	2021	2020
Basic income (loss) per LP unit(1)	$(0.21)	$(0.29)	$(0.58)	$(0.39)
Depreciation	0.35	0.34	1.09	0.90
Foreign exchange and financial instruments loss (gain)	—	0.05	0.10	0.11
Deferred income tax recovery (expense)	0.01	(0.06)	(0.08)	(0.05)
Other	0.18	0.21	0.59	0.44
Funds From Operations per Unit(2)	$0.33	$0.25	$1.12	$1.01
Normalized long-term average generation adjustment	0.03	0.06	0.18	0.06
Normalized foreign exchange adjustment	—	—	(0.02)	—
Normalized Funds From Operations per Unit	$0.36	$0.31	$1.28	$1.07

1.	Average LP units outstanding for the three and nine months ended September 30, 2021 were 274.9 million and 274.9 million, respectively (2020: 272.6 million and 269.9 million, respectively).
2.	Average Units for the three and nine months ended September 30, 2021 were 645.6 million and 645.6 million, respectively (2020: 624.6 million and 597.5 million, respectively), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest.

BROOKFIELD RENEWABLE CORPORATION REPORTS
THIRD QUARTER 2021 RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.30375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on December 31, 2021 to shareholders of record as at the close of business on November 30, 2021. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE, BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

Financial Results

Millions (except, otherwise noted)	Three months ended September 30		Nine months ended September 30
Unaudited	2021	2020	2021	2020

Proportionate Generation (GWh)	4,036	3,275	13,327	11,607
Net income (loss) attributable to the partnership	$214	$(1,295)	$816	$(1,222)
Funds From Operations (FFO)(1)	$152	$64	$417	$317

(1)   Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

BEPC reported FFO of $152 million for the three months ended September 30, 2021, compared to $64 million in the prior year. After deducting non-cash depreciation, our net income attributable to the partnership for the three months ended September 30, 2021 was $214 million.

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	September 30		December 31
		2021		2020
Assets
Cash and cash equivalents		$413		$355
Trade receivables and other financial assets		1,999		1,297
Equity-accounted investments		372		372
Property, plant and equipment, at fair value		33,660		36,097
Goodwill		877		970
Deferred income tax and other assets		441		382
Total Assets		$37,762		$39,473

Liabilities and Equity
Borrowings which have recourse only to assets they finance		$13,055		$12,822
Accounts payable and other liabilities		3,198		3,296
Deferred income tax liabilities		4,247		4,200

BEPC exchangeable and class B shares		6,356		7,430

Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$9,114		$10,290
Participating non-controlling interests – in a holding subsidiary held by the partnership	241		258
The partnership	1,551	10,906	1,177	11,725
Total Liabilities and Equity		$37,762		$39,473

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020

Revenues	$806	$724	$2,462	$2,341
Other income	29	5	48	29
Direct operating costs	(254)	(238)	(841)	(781)
Management service costs	(45)	(41)	(147)	(106)
Interest expense	(231)	(230)	(671)	(587)
Share of earnings (loss) from equity-accounted investments	1	(4)	2	(3)
Foreign exchange and financial instrument gain	39	17	55	11
Depreciation	(269)	(293)	(834)	(806)
Other	(44)	(79)	(221)	(64)
Remeasurement of BEPC exchangeable and class B shares	286	(1,163)	1,074	(1,163)
Income tax expense
Current	(20)	(12)	(51)	(26)
Deferred	(145)	17	(126)	(32)
Net income (loss)	$153	$(1,297)	$750	$(1,187)
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$(59)	$—	$(69)	$31
Participating non-controlling interests – in a holding subsidiary held by the partnership	(2)	(2)	3	4
The partnership	214	(1,295)	816	(1,222)
	$153	$(1,297)	$750	$(1,187)

BROOKFIELD RENEWABLE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED (MILLIONS)	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Operating activities
Net income (loss)	$153	$(1,297)	$750	$(1,187)
Adjustments for the following non-cash items:
Depreciation	269	293	834	806
Unrealized foreign exchange and financial instruments gain	(27)	(19)	(24)	(14)
Share of earnings from equity-accounted investments	(1)	4	(2)	3
Deferred income tax expense	145	(17)	126	32
Other non-cash items	(5)	61	50	48
Remeasurement of BEPC exchangeable and class B shares	(286)	1,163	(1,074)	1,163
	248	188	660	851
Net change in working capital	(163)	(47)	(495)	20
	85	141	165	871
Financing activities
Non-recourse and related party borrowings, net	91	112	815	131
Capital contributions from participating non-controlling interests	4	17	42	29
Capital contributions from the Partnership	—	2	—	102
Return of capital to non-controlling interests	(181)	—	(181)	—
Issuance of exchangeable shares, net	—	(21)	—	(21)
Distributions paid and return of capital:
To participating non-controlling interests	(201)	(79)	(491)	(365)
To the Partnership	—	—	—	(236)
	(287)	31	185	(360)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(12)	(105)
Investment in property, plant and equipment	(158)	(91)	(563)	(198)
Proceeds from disposal of assets	376	—	376	11
Investment in financial assets and other	(6)	(117)	(78)	(143)
	212	(208)	(277)	(435)
Foreign exchange gain (loss) on cash	(9)	7	(15)	(3)
Cash and cash equivalents
Increase (decrease)	1	(29)	58	73
Net change in cash classified within assets held for sale	16	—	—	—
Balance, beginning of period	396	406	355	304
Balance, end of period	$413	$377	$413	$377

The following table reconciles net income (loss) attributable to Brookfield Renewable to Funds From Operations for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2021	2020	2021	2020
Net income (loss) attributable to the partnership	$214	$(1,295)	$816	$(1,222)
Adjusted for proportionate share of:
Depreciation	113	102	361	247
Other	59	28	158	63
Dividends on BEPC class A exchangeable shares	52	66	156	66
Remeasurement of BEPC exchangeable and BEPC class B shares	(286)	1,163	(1,074)	1,163
Funds From Operations	$152	$64	$417	$317

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends, or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and BEP, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions, the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO, FFO per Unit and Normalized FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of FFO, FFO per Unit and Normalized FFO per Unit used by other entities. We believe that FFO, FFO per Unit and Normalized FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO, FFO per Unit and Normalized FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” in our interim report for the period ended September 30, 2021. Normalized FFO assumes long-term average generation in all segments except the Brazil and Colombia hydroelectric segments and uses 2020 foreign currency rates.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.